UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Replay Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G75130107

(CUSIP Number)

Edmond Safra

Gregorio Werthein

c/o Replay Acquisition Corp.

767 Fifth Avenue, 46th Floor

New York, New York 10153

(212) 891-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75130107	SCHEDULE 13D

1	Name of Reporting Persons Gregorio Werthein

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Argentina

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 500,000

	8	Shared Voting Power 7,097,500*

	9	Sole Dispositive Power 500,000

	10	Shared Dispositive Power 7,097,500*

11	Aggregate Amount Beneficially Owned by Each Person 7,597,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 21.1%

14	Type of Reporting Person IN

* The securities are held directly by Replay Sponsor, LLC (the “Sponsor”) and indirectly by Edmond Safra and Gregorio Werthein as managers of the Sponsor. Each of Messrs. Safra and Werthein disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. G75130107	SCHEDULE 13D

Item 1.         Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Replay Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.

Item 2.         Identity and Background.

(a)         This Schedule 13D is filed by Gregorio Werthein.

(b)         The principal business address of Mr. Werthein is 767 Fifth Avenue, 46th Floor, New York, New York 10153.

(c)          Mr. Werthein is a manager of Replay Sponsor, LLC (the “Sponsor”). The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering. The Sponsor’s principal business address is 767 Fifth Avenue, 46th Floor, New York, New York 10153. Mr. Werthein is also the Co-Chief Executive Officer of the Issuer.

(d)         During the last five years, Mr. Werthein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Mr. Werthein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Mr. Werthein is a citizen of Argentina.

Item 3.         Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor and Mr. Werthein’s personal funds. The Sponsor paid the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $7,750,000 for the Private Placement Warrants (as defined in Item 4). In connection with the Issuer’s initial public offering, Mr. Werthein acquired, at a price of $10.00 per unit, 500,000 Units (as defined in Item 4) for an aggregate purchase price of $5,000,000.

Item 4.         Purpose of Transaction.

Founder Shares

Pursuant to the terms of a Securities Purchase Agreement with the Issuer dated as of December 17, 2018 (the “Securities Subscription Agreement”), the Sponsor purchased 7,187,500 Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000 in cash, or approximately $0.003 per share. Pursuant to the terms of securities assignment agreements (the “Securities Assignment Agreements”), in March 2019, the Sponsor transferred 25,000 Founder Shares to each of two of the Issuer’s independent directors and 40,000 Founder Shares to the Issuer’s third independent director for a price of approximately $0.003 per share.

Initial Public Offering and Private Placement Warrants

On April 8, 2019, the Issuer completed its initial public offering of 28,750,000 units (“Units”), including the issuance of 3,750,000 units as a result of the underwriters’ full exercise of their over-allotment option, each Unit consisting of one Ordinary Share and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder thereof to purchase one Ordinary Share at an exercise price of $11.50 per share. In connection with the Issuer’s initial public offering, Mr. Werthein acquired for investment purposes, at a price of $10.00 per unit, 500,000 Units for an aggregate purchase price of $5,000,000.

CUSIP No. G75130107	SCHEDULE 13D

Simultaneously with the consummation of the Issuer’s initial public offering, pursuant to a Sponsor Warrants Purchase Agreement dated as of April 3, 2019 (the “Sponsor Warrants Purchase Agreement”), the Sponsor purchased 7,750,000 warrants (“Private Placement Warrants” and together with the Public Warrants, the “Warrants”) for an aggregate price of $7,750,000 in a private placement. Each Private Placement Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $11.50 per share. The Private Placement Warrants are exercisable beginning on the later of April 8, 2020 or 30 days after the completion of the Issuer’s initial business combination, may be exercised on a cashless basis and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. The Private Placement Warrants (and the Ordinary Shares underlying the Private Placement Warrants) will, subject to certain limited exceptions, be subject to transfer restrictions until 30 days after the completion of the Issuer’s initial business combination. The Private Placement Warrants are not redeemable by the Issuer so long as they are held by the initial purchaser or its permitted transferees. Permitted transferees will be subject to the same limitations on transfer.

Working Capital Loans

The Sponsor, an affiliate of the Sponsor, or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required. Up to $1,500,000 of such loans may be convertible, at the option of the lender, into additional warrants at a price of $1.00 per warrant. The warrants would be identical to the terms of the Private Placement Warrants. The terms of such loans have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement (the “Warrant Agreement”), dated as of April 3, 2019, between the Issuer and Continental Stock Transfer & Trust Company. Each whole Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment described therein, at any time commencing on the later of: (i) the date that is 30 days after the first date on which the Issuer completes a business combination, and (ii) April 8, 2020, and terminating at 5:00 p.m., New York City time, on the earlier to occur of: (x) the date that is 5 years after the date on which the Issuer completes its initial business combination, (y) the liquidation of the Issuer in accordance with the Issuer’s amended and restated memorandum and articles of association, as amended from time to time, if the Issuer fails to complete a business combination, or (z) other than with respect to the Private Placement Warrants then held by the Sponsor or its permitted transferees, the date the Issuer elects to redeem all the Warrants.

Registration Rights

The Sponsor and certain security holders are party to a registration rights agreement dated as of April 3, 2019 (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the holders (or their permitted transferees) of at least a majority in interest of the Founder Shares, the Private Placement Warrants (including any Ordinary Shares issued or issuable upon the exercise of any such Private Placement Warrants), any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Issuer held by a holder as of the date of the Registration Rights Agreement, any equity securities (including the Ordinary Shares issued or issuable upon the exercise of any such equity security) of the Issuer issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Issuer by a holder and any other equity security of the Issuer issued or issuable with respect to any such Ordinary Share by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively the “Registrable Securities”) shall be entitled to require the Issuer, on three occasions at any time after the date on which the Registrable Securities are released from lockup, to register all or part of their Registrable Securities. In addition, the holders of the Registrable Securities have “piggyback” registration rights commencing on the date on which the Registrable Securities are released from lockup.

Letter Agreement

On April 3, 2019, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers.

CUSIP No. G75130107	SCHEDULE 13D

Under the Letter Agreement, the Sponsor and the Issuer’s directors and officers agreed that they will not propose any amendment to the Issuer’s amended and restated memorandum and articles of association (a) that would modify the substance or timing of the Issuer’s obligation to redeem 100% of the Ordinary Shares underlying the units sold in the Issuer’s initial public offering if the Issuer does not complete a business combination within 24 months from the closing of its initial public offering or (b) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

The Sponsor and the Issuer’s directors and officers have agreed that if the Issuer seeks shareholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination and not redeem any Ordinary Shares held by them in connection with such shareholder approval.

Also pursuant to the Letter Agreement, the Sponsor and the Issuer’s directors and officers agreed not to transfer any Founder Shares or Private Placement Warrants (or Ordinary Shares issued or issuable upon the conversion or exercise of the Private Placement Warrants) until (1) in the case of the Founder Shares, on the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (2) in the case of the Private Placement Warrants and the respective Ordinary Shares underlying such warrants, 30 days after the completion of the Issuer’s initial business combination.

Under the Letter Agreement, the Sponsor and the Issuer’s directors and officers agreed to waive, with respect to any Ordinary Shares held by them, any redemption rights they may have in connection with the consummation of a business combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such business combination or in the context of a tender offer made by the Issuer to purchase Ordinary Shares.

The foregoing summary of certain terms of the Securities Subscription Agreement, the Securities Assignment Agreements, the Sponsor Warrants Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-8 to this Schedule 13D.

Except as set forth herein, Mr. Werthein has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Mr. Werthein intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares, other investment opportunities available to Mr. Werthein, conditions in the securities market and general economic and industry conditions, Mr. Werthein may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Ordinary Shares or selling some or all of his Ordinary Shares or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)         As described in Item 4, Mr. Werthein may be deemed the beneficial owner of 7,597,500 Ordinary Shares representing approximately 21.1% of the outstanding Ordinary Shares. This does not include shares issuable upon exercise of the Private Placement Warrants and the Public Warrants underlying the Units acquired by Mr. Werthein in the Issuer’s initial public offering because such warrants are not exercisable within the following 60 days.

CUSIP No. G75130107	SCHEDULE 13D

The aggregate percentage of Ordinary Shares beneficially owned by Mr. Werthein is calculated based upon 35,937,500 Ordinary Shares reported to be outstanding in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on April 5, 2019, after giving effect to the completion of the Issuer’s initial public offering and the full exercise of the underwriters’ over-allotment option, as described therein.

(b)         Mr. Werthein has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of the 500,000 Ordinary Shares underlying the Units acquired by Mr. Werthein in the Issuer’s initial public offering. As managers of the Sponsor, Edmond Safra and Mr. Werthein share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 7,097,500 Ordinary Shares held by the Sponsor. The principal business address of Mr. Safra is 767 Fifth Avenue, 46th Floor, New York, New York 10153. Mr. Safra is the Co-Chief Executive Officer of the Issuer. During the last five years, Mr. Safra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Safra has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws. Mr. Safra is a citizen of Italy.

(c)          Other than the transactions described in Items 3 and 4 above, Mr. Werthein has not effected any transactions in the Ordinary Shares in the past 60 days.

(d)         Except as described in this paragraph, as of the date of this Schedule 13D, no person other than Mr. Werthein is known to Mr. Werthein to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.  EMS EC Investments LP holds 50% of the economic interests of the Sponsor and has designated Mr. Safra as a member of the board of managers of the Sponsor. Messrs. Safra and Werthein, as managers of the Sponsor, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares and the Private Placement Warrants (including the Ordinary Shares underlying the Private Placement Warrants). An additional minority holder of the economic interests of the Sponsor has the right to receive dividends from, or the proceeds from the sale of, such securities held by the Sponsor.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Werthein and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1

Securities Subscription Agreement, dated December 17, 2018, between the Issuer and Replay Sponsor, LLC (f/k/a Replay Sponsor Corp.) (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-230347), filed with the Securities and Exchange Commission on March 15, 2019).

2	Securities Assignment Agreement, dated as of March 13, 2019, between Replay Sponsor, LLC and Daniel Marx.*

3	Securities Assignment Agreement, dated as of March 13, 2019, between Replay Sponsor, LLC and Mariano Bosch.*

4	Securities Assignment Agreement, dated as of March 13, 2019, between Replay Sponsor, LLC

CUSIP No. G75130107	SCHEDULE 13D

and Russell Colaco.*

5

Sponsor Warrants Purchase Agreement, dated as of April 3, 2019, between the Issuer and Replay Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2019).

6

Warrant Agreement, dated as of April 3, 2019, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2019).

7

Registration Rights Agreement, dated as of April 3, 2019, among the Issuer, Replay Sponsor, LLC and certain security holders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2019).

8

Letter Agreement, dated as of April 3, 2019, among the Issuer, Replay Sponsor, LLC and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2019).

* Filed herewith.

CUSIP No. G75130107	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2019

/s/ Gregorio Werthein
Name: Gregorio Werthein